EARLY WARNING NEWS RELEASE

(Montréal, September 11, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) ("Osisko") announces that it has subscribed for and received from Strongbow Exploration Inc. (TSXV:SBW) ("Strongbow") 9,500,000 common shares at a price of $0.14 per share (the "Shares"), in connection with the closing by Strongbow of a private placement transaction (the "Private Placement").

Immediately prior to the closing of the Private Placement, Osisko held, directly or indirectly, (i) 14,333,333 common shares of Strongbow, and (ii) warrants entitling Osisko to purchase 7,333,333 common shares of Strongbow (the "Warrants"). Assuming the exercise of the Warrants, Osisko would own 21,666,666 common shares of Strongbow, representing approximately 31.6% of Strongbow’s common shares prior to the closing of the Private Placement.  Immediately following the closing of the Private Placement, Osisko owns, directly or indirectly, (i) 23,833,333 common shares of Strongbow representing approximately 33.7% of the issued and outstanding common shares of Strongbow and (ii) the Warrants. Assuming the exercise of the Warrants, Osisko would own 31,166,666 common shares of Strongbow, representing approximately 40.0% of Strongbow’s common shares that would be issued and outstanding.

Osisko acquired the Shares described in this press release for investment purposes and in accordance with applicable securities laws. Osisko may, from time to time and at any time, acquire additional shares and/or other equity, debt or other securities or instruments (collectively, "Securities") of Strongbow in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Strongbow and other relevant factors.

A copy of the early warning report to be filed by Osisko in connection with the Private Placement described above will be available on SEDAR under Strongbow’s profile. This news release is issued under the early warning provisions of the Canadian securities legislation.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. Following the Orion transaction, Osisko now holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by five cornerstone assets, including a 5% NSR royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 15.6% interest in Osisko Mining Inc., a 14.7% interest in Osisko Metals Incorporated, a 13.3% interest in Falco Resources Ltd. and a 32.9% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2. For more information, visit www.osiskogr.com

For further information please contact, please contact Osisko:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com